
October 14, 2011

<u>Via E-mail</u>
R. Stephen Stagner
President and Chief Executive Officer
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023

> **Re: Mattress Firm Holding Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 28, 2011**
> **File No. 333-174830**

Dear Mr. Stagner:

　　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risks Related to this Offering and Our Stock, page 31</u>

<u>We have identified material weaknesses in our internal control over interim unaudited financial reporting and our impairment testing for goodwill. . ., page 31</u>

1. We note the detailed description of the errors that existed with respect to the timing and amount of goodwill impairment recognized in certain prior periods. Because the errors themselves are not the material weaknesses, please revise your disclosure to identify and describe the material weaknesses in internal control over financial reporting.

<u>Dilution, page 42</u>

2. We note the dilution disclosure provided in your correspondence dated September 29, 2011. Please show us how you computed net tangible book value and net tangible book value per share after the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 57

Twenty-six Weeks Ended August 2, 2011 Compared to Twenty-six Weeks Ended August 3, 2010, page 58

3. Please discuss the loss on extinguishment of debt during the twenty-six weeks ended August 2, 2011.

Fiscal 2009 Compared to Fiscal 2008, page 64

Income tax expense, page 66

4. Please include a discussion of the effect of goodwill impairment charges on your effective tax rate for fiscal 2008 as compared to fiscal 2009.

Critical Accounting Policies and Use of Estimates, page 74

Goodwill and Indefinite-Lived Intangible Assets, page 76

5. We reviewed your response to comment two in our letter dated September 8, 2011. We understand that the operating results of each company-operated store in a market are reviewed by the segment manager, as contemplated in ASC 280-10-50-7. We also understand based on the revised disclosures on page F-16 that your chief operating decision maker reviews the aggregated results of company-operated stores at the metropolitan market level. Please tell us whether the chief operating decision maker also reviews operating results for company-operated retail stores at the store level, as you had previously disclosed on page F-16 of amendment number three to Form S-1 filed August 26, 2011. If so, as previously requested, please tell us in detail your consideration of whether each individual store is an operating segment as defined in ASC 280-10-50-1 through ASC 280-10-50-9. While we do not necessarily expect this would impact disclosures by reportable segment under ASC 280, we believe this could impact your determination of reporting units and thus the level at which goodwill should be tested for impairment, which could be as low as the individual store level. In responding to the comment, please provide us a complete copy of the most recent financial reporting package provided to the chief operating decision maker.

6. We note your disclosure that enterprise value is allocated to each reporting unit based on a systematic rationale and consistent methodology. Please describe in a reasonable amount of detail the methodology used to allocate enterprise value to reporting units. Please also tell us your basis for estimating the fair value of reporting units using this approach rather than estimating fair value at the reporting unit level (e.g., using an

appropriate present value technique or based on multiples of reporting unit earnings, revenues, etc.).

7. We note your disclosure that as of February 1, 2011 three reporting units passed step one of the goodwill impairment test with a percentage of fair value in excess of the carrying value of less than 10%. Please provide the following disclosures for each of these three reporting units:
    *   Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    *   Amount of goodwill allocated to the reporting unit;
    *   Description of the methods and key assumptions used and how the key assumptions were determined;
    *   Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    *   Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Determination of the Fair Value of Class B Units on Grant Date, page 81

8. We note your disclosures regarding the factors accounting for the difference between the assumed initial public offering price relative to the estimated fair value of the common stock derived from the valuation of Class B Units issued on October 21, 2010 in your correspondence dated September 29, 2011. Please revise your disclosure to discuss with more specificity the reasons for the increase in the value of the common stock. In doing so, please quantify the impact on the value of your common shares attributed to: 1) changes in assumptions regarding, for example, revenues, operating results and earnings per share; 2) removal of the marketability and other discounts; and 3) improved market conditions. Where changes in assumptions, such as assumptions of revenue growth and prospects of the business and assumptions regarding the outlook for the mattress industry have changed significantly, please describe in a reasonable amount of detail the basis for the revised assumptions.

Executive Compensation, page 105

Compensation Discussion and Analysis, page 105

Employment and Severance Arrangements, page 112

9. Please revise to discuss the factors considered in increasing Messrs. Stagner, Black and Fendrich's annual base salary. Please see Item 402(b)(2)(ix) of Regulation S-K.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 6. Notes Payable and Long-term Debt, page F-26
Convertible Notes, page F-30

    10. Please disclose the conversion price and other pertinent terms of the Convertible Notes. Please be sure to address whether the conversion terms are eliminated if th*e* offering is not consummated. Refer to ASC 470-20-50-5.

Exhibit List, page E-1

    11. Please revise to reflect Exhibit 23.2 has been filed.

Exhibit 5.1

    12. The reference to the Delaware General Corporation Law in the third paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement.

    You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

        Sincerely,

        /s/ Brigitte Lippmann   for

        Mara L. Ransom
        Assistant Director

cc: Andrew J. Terry
       Ropes & Gray LLP